

03054789

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5 A
# PART III



| SEC FILE NUMBER |
|---|
| 8-46726 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cahn Capital Corp B/D 34843

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue - Suite 3505
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Stewart Cahn 212-355-0296
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berman & Sossman, LLC
(Name – *if individual, state last, first, middle name*)

2492 Merrick Road (Address) (City) Bellmore (City) NY (State) 11710 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, w. Stewart Cahn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cahn Capital Corp., as of April 8, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

w. Stewart Cahn

STUART SHORESTEIN
Notary Public, State of New York
No. 02-4760779
Qualified in New York County
Commission Expires December 31, 2005

w. Stewart Cahn
Signature

President
Title

Stuart Shorestein
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***



Cahn Capital Corp.


SEC MAIL PROCESSING
RECEIVED
APR 18 2003
WASH. D.C.
155
SECTION

W. STEWART CAHN

PRESIDENT

April 10, 2003

SEC – Washington, DC
Division of Market Regulation
450 Fifth Street, NW
Washington, DC 20549

Gentlemen:

Pursuant to the request by Denise Beaver, Senior Compliance Examiner, NASD, dated March 26, 2003, there were no material differences from the Net Capital Computation per the Audited December 31, 2002 Financial Statements prepared by the CPA firm of Berman & Sosman, LLC of $2,159 and the Net Capital reported on line 15 in the Computation Of Net Capital section on Part IIA of Form X-17A-5.

Should you have any questions, please contact me.

Sincerely,

W. Stewart Cahn

W. Stewart Cahn.
WSC:rn

444 MADISON AVENUE • SUITE 3505 • NEW YORK, N.Y. 10022 • OFFICE: (212) 355-0296 • FAX: (212) 355-0562
CORPORATE FINANCE • INVESTMENT BANKING
MEMBER: N.A.S.D. • S.I.P.C.